Exhibit 99.1

Allot Communications Announces Strategic Wins Totaling $8 Million from Three
New Tier-1 Mobile Operators

Mobile Security portfolio continues to drive momentum of new sales opportunities

July 6, 2015 – Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of intelligent broadband solutions that empower communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital lifestyle, announced today three strategic wins across the globe in the second quarter (Q2) of 2015. The new sales, summing approximately $8 million include:

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A multi-million dollar order from a new Tier-1 mobile operator in Asia Pacific (APAC) for the Allot Service Gateway Tera and Allot ClearSee Network Analytics, to be integrated with its policy and charging systems for enabling data monetization.

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A multi-million dollar order from a new multinational, Tier-1, mobile operator based in Latin America. The deal displaces an incumbent solution on the basis of performance and scalability and will allow the operator to drive new revenues through greater network visibility and customer engagement.

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A multi-million dollar order from a new Tier-1 Mobile operator in EMEA for Allot Service Gateway Tera and Allot ClearSee Network Analytics for reporting and network visualization, as well as Allot Service Protector for DDoS protection.

Additionally, Allot’s continued investment in security solutions, reinforced by the Optenet acquisition, continues to drive momentum and differentiate Allot’s solution portfolio. In addition to the announcement, during the second quarter, that Allot WebSafe Personal is powering Vodafone Germany’s Secure Net offering, Allot:

•	Received an expansion order for Allot Websafe Personal licenses from a Tier-1 operator in Europe.
•	Signed a contract for an expansion order from a Tier-1 operator in North America, following a successful initial phase in Q1.

“Communication service providers are becoming increasingly challenged with delivering an impeccable and secure experience while reducing costs and driving new revenue. These latest wins demonstrate that Allot is delivering clear value when it comes to enabling operators to capitalize on their networks,” said Gary Drutin, Chief Customer Officer, Allot Communications “Furthermore, the Optenet acquisition continues to set us apart by providing multi-tenanted Web security capabilities on top of Allot's Service Gateway for creating new revenue opportunities for our mobile operator customers.”

About Allot Communications
Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Allot Communications
Sigalit Orr | Director of Marketing Communications and Analyst Relations
+972.9.761.9171| sorr@allot.com

Merritt Group, Inc.
Melissa Chadwick l Merritt Group, Inc.
571.382.8513 l chadwick@merrittgrp.com